EXHIBIT 12

AMERICAN DENTAL PARTNERS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Years Ending December 31,
	2003	2002	2001	2000	1999
Earnings:
Earnings before income taxes	$10,433	$7,590	$5,347	$10,385	$10,164
Add: Fixed charges	2,948	3,289	4,606	4,707	2,206

Earnings before income taxes, as adjusted	$13,381	$10,879	$9,953	$15,092	$12,370

Fixed charges:
Interest expense, including amortization of debt expense	$2,595	$2,951	$4,306	$4,435	$1,940
Estimated interest factor of non-reimbursed rental expense (approximately 1/3 of non-reimbursed rental expense)	353	338	300	272	266

Total fixed charges	$2,948	$3,289	$4,606	$4,707	$2,206

Ratio of earnings to fixed charges	4.5	3.3	2.2	3.2	5.6